Exhibit 99.1

For Immediate Release

Contact for Media:	Vincent Power
Sears Canada, Corporate Communications
416-941-4422
vpower@sears.ca

Sears Canada Announces that Sears Holdings Corporation Approves Partial

Spin-Off of Its Interest in Sears Canada

TORONTO – October 22, 2012 – Sears Canada Inc. (TSX: SCC) (“Sears Canada” or the “Company”) announced today that the board of directors of Sears Holdings Corporation (“Sears Holdings”) has approved the previously announced spin-off of a portion of Sears Holdings’ interest in Sears Canada. Sears Holdings, which currently owns approximately 95.5% of the issued and outstanding common shares of Sears Canada, will distribute approximately 44.5% of the total issued and outstanding common shares of Sears Canada on a pro rata basis to holders of Sears Holdings common stock such that Sears Holdings will retain an ownership interest of approximately 51% in Sears Canada. The distribution will be made on November 13, 2012 to Sears Holdings’ stockholders of record as of the close of business on November 1, 2012, the record date for the partial spin-off. Every share of Sears Holdings common stock held as of the close of business on the record date will entitle the holder to a distribution of 0.4283 Sears Canada common shares. Following the distribution, Sears Canada will continue to be listed on the Toronto Stock Exchange under its current symbol “SCC”. We expect that from a date determined by the TSX through the distribution date, entitlements to the common shares being distributed by Sears Holdings in the partial spin-off will trade on a “when issued” market on the TSX.

Information regarding the procedures by which the distribution will be effected and other details of the transaction are contained in a registration statement filed by Sears Canada and is available on the Securities and Exchange Commission’s website at www.sec.gov and on the Company’s profile at www.sedar.com. An information statement containing a copy of the registration statement will be made publicly available online at www.searsholdings.com/invest.

The partial spin-off is subject to the satisfaction or waiver of a number of conditions described in Sears Canada’s registration statement. If the conditions are met in accordance with the timing currently contemplated, the distribution will occur on November 13, 2012 and direct registration account statements reflecting the Sears Canada common shares will be distributed to the eligible Sears Holdings’ stockholders on or about November 15, 2012.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements

This press release contains forward-looking statements about our expectations for the partial spin-off of Sears Canada, including the intended structure and timing of the transaction. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the extent to which the partial spin-off will be consummated on the intended timetable or at all; actions taken by Sears Holdings; the length of any SEC or other regulatory review; actions taken by the TSX; the performance of third-party vendors involved in the distribution and other factors that impact our business and results of operations. We intend the forward-looking statements to speak only as of the time made and do not undertake to update or revise them as more information becomes available.

About Sears Canada

Sears Canada is a multi-channel retailer with a network that includes 196 corporate stores, 273 hometown dealer stores, 12 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 102 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.